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MORRISON & FOERSTER LLP

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Writer’s Direct Contact

415/268-7584

BMann@mofo.com

October 24, 2006

VIA EDGAR AND UPS OVERNIGHT DELIVERY

Ms. Michele Anderson

Legal Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 3720

Washington, D.C. 20549

Re:  RRSat Global Communications Network Ltd. Registration Statement on Form F-1

Dear Ms. Anderson:

We enclose herewith, on our client’s behalf, Amendment No. 1 to Registration Statement on Form F-1 for RRSat Global Communications Network Ltd. (the “Company”), together with responses to the comments raised by the Staff in its comment letter dated October 18, 2006.  Below we have noted the Staff’s comments in bold face type and the responses in regular type.  Page number references in this letter are to the clean copy of Amendment No. 1 being filed with the Securities and Exchange Commission concurrently herewith.

In addition to submitting this letter and Amendment No. 1 via EDGAR, simultaneously herewith we are sending to you via overnight delivery three copies of each of this letter and Amendment No. 1, clean and marked to show changes from the registration statement filed on October 10, 2006.

General

1.                                      We note from exhibit 10.11 that your service activities involve Syria, a country identified as a sate sponsor of terrorism by the U.S. State Department and subject to economic sanctions administered by the U.S. Commerce Department’s Bureau of Industry and Security and the U.S. Treasury Department’s Office of Foreign Assets Control.  Your Form F-1 identifies operations in the Middle East but does not describe operations associate with Syria.  Please describe your current, past and anticipated operations in and contacts with Syria, if any, including through affiliates and other direct and indirect arrangements.  Your description of such contacts should identify the nature of the technologies, products and/or services involved.

The Company hereby advises the Staff that it does not have any current, past or anticipated operations in and contacts with Syria, including through affiliates and other direct and indirect arrangements. In fact, as an Israeli company, the Company is prohibited from having any such operations by the laws of the State of Israel.

Syria is referenced in Exhibit 10.11 only in connection with the geographical coverage of the transponder which capacity is subleased by the Company.  The Company does not have control over the portions of the world which the transponder covers. The Company advises the Staff that it does not use the capacity subleased from British Telecommunications or from any other source to intentionally distribute any content to Syria.  Although it is possible that the content distributed by the Company is received in Syria by virtue of the geographic proximity of Syria to other countries into which the Company distributes content, such reception is not due to any act of the Company, either under contract or otherwise.

2.                                      Discuss the materiality to you of the operations and contacts described in your response to the foregoing comment, in light of Syria’s status as a state sponsor of terrorism.  Please also discuss whether the operations or contacts constitute a material investment risk to your security holders.

Please see response to comment 1.

3.                                      Your materiality analysis should address materiality in quantitative terms, including the approximate dollar amount of revenues, assets and liabilities associated with Syria.  Please address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon your reputation and share value.

For example, we note that Arizona and Louisiana have adopted legislation requiring their state retirement systems to prepare reports regarding state pension fund assets invested in, and/or permitting divestment of state pension fund assets from, companies that do business with countries identified as state sponsors of terrorism.  The Missouri Investment Trust has established an equity fund for the investment of certain state-held monies that screens out stocks of companies that do business with U.S.-designated state sponsors of terrorism.  We note also that the Pennsylvania legislature has adopted a resolution directing its Legislative Budget and Finance Committee to report annually to the General Assembly regarding state funds invested in companies that have ties to terrorist —sponsoring countries.  Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies operating in Syria.

Your qualitative materiality analysis also should address whether the government of Syria or entities controlled by it receive cash or act as intermediaries in connection with your operations or, to the best of your knowledge, those of your affiliates.

Please see response to comment 1. The government of Syria or entities controlled by it do not receive cash or act as intermediaries in connection with the Company’s operations or, to the best of the Company’s knowledge, with those of its affiliates.

**********************************************

We appreciate in advance your time and attention to this Amendment No. 1, as well as to our comments.  Please feel free to call Sigal Kaspi at (212) 336-4121 or me at (415) 268-7584 if you have any questions or comments regarding the foregoing.

Very truly yours,

/s/ Bruce Alan Mann

Bruce Alan Mann

Enclosures

cc:	Ms. Sigal Kaspi, Morrison & Foerster LLP
Mr. David Rivel, RRSat Global Communications Network, Ltd.
Mr. Gil Efron, RRSat Global Communications Network, Ltd.
Mr. Aaron M. Lampert, Naschitz, Brandes & Co.
Mr. Tuvia Geffen, Naschitz, Brandes & Co.
Mr. David J. Goldschmidt, Skadden, Arps, Slate, Meagher & Flom LLP
Ms. Stefanie Liquori, Skadden, Arps, Slate, Meagher & Flom LLP
Mr. Rick Mann, Gross, Kleinhendler, Hodak, Halevy, Greenberg & Co.
Ms. Itay Frishman, Gross, Kleinhendler, Hodak, Halevy, Greenberg & Co.
Mr. Ran Zuriel, KPMG Somekh Chaikin